Exhibit 99.1


BONSO ELECTRONICS REPORTS ANNUAL GENERAL MEETING RESULTS, ELECTION OF OFFICERS AND APPOINTMENT OF A NEW AUDITOR

TORTOLA, British Virgin Island, March 31, 2009 /GLOBE NEWSWIRE/ -- Bonso Electronics International, Inc. (Nasdaq: BNSO) today announced the results of its Annual General Meeting of Shareholders that was held on March 27, 2009.

The Shareholders elected the following persons to serve as directors of the Company until the next Annual Meeting of Shareholders and thereafter until their successors shall have been elected and qualified: Anthony So, Kim Wah Chung, Woo Ping Fok, J. Stewart Jackson IV, and Henry F. Schlueter.

Following the Annual General Meeting of the Shareholders, the Board of Directors met and elected the following persons as officers of the Company:

Anthony So          President, Chief Executive Officer and Treasurer
Albert So           Chief Financial Officer and Secretary

In addition, the Board of Directors elected Woo Ping Fok and Henry F. Schlueter to serve as the members of the Company's audit committee.

The Audit Committee and the Board of Directors selected the international accounting firm of Moore Stephens to serve as the Company's independent auditors for the fiscal year ending March 31, 2009.

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.

For more information please contact:

Albert So
Chief Financial Officer
Tel: 852 2605 5822
Fax: 852 2691 1724

SOURCE Bonso Electronics